SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF): 02.558.154/0001 -29
Company Registry (NIRE): 3130002551-9
PUBLICLY-HELD COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
held on April 3, 2008

Date, time and venue:

On April 3, 2008, at 10.00 a.m., at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or “Company”), in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

Call Notice:

The shareholders of Tele Norte were convened through a Call Notice published in the March 19, 20 and 24, 2008, editions of the newspaper Valor Econômico and in the March 19, 20 and 25, 2008 editions of the Official Gazette of the State of Minas Gerais, pursuant to article 124, paragraph 1, item II, of Law 6,404/76.

Attendance:

Shareholders representing more than 50% (fifty percent) of the Company’s voting capital attended the Meeting, as per the signatures in the Shareholders’ Attendance Book, and Mr. Adriano Salviato Salvi, Legal Officer of the subsidiary Amazônia Celular S.A.

Presiding Board:

With the quorum required for the respective installation, pursuant to article 125, caput, of Law 6,404/76, the Extraordinary General Shareholders’ Meeting of Tele Norte was called to order by Mr. Adriano Salviato Salvi, as proxy for Mr. André Machado Mastrobuono, the Company’s CEO, CFO and Investor Relations Officer (doc. 01), who took the chair and invited Ms. Fabiana Paes Leme dos Reis to be the Secretary of the Meeting.

This page is part of the minutes of the Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on April 3, 2008, at 10.00 a.m.

Agenda:

To acknowledge the renouncement of members of the Board of Directors and to elect their substitutes to complete the statutory term of office.

Resolutions:

The reading of the agenda having been dispensed with, it was resolved, by unanimous vote of the attending shareholders, that the minutes of this Meeting would be drawn up in summary format, pursuant to article 130, paragraph 1, of Law 6,404/76, granting shareholders the right to manifest opinions and/or dissent which will be filed at the Company’s headquarters.

Before beginning the resolution on the item of the agenda, the Chairman recorded the receiving of a copy of the Minutes of the Preliminary Meeting of the Signatories of the Shareholders’ Agreement of Newtel Participações S.A., held on March 31, 2008, at 11.30 a.m. (doc. 02) and the Minutes of the Extraordinary General Shareholders’ Meeting of Telpart Participações S.A., held on March 31, 2008, at 10.00 a.m. (doc. 03), which contain the vote instructions to be observed by representatives of the shareholder Telpart Participações S.A. for this Meeting.

Subsequently, the chairman opened the discussion on the sole item of the agenda, with the attending shareholders having acknowledged the renouncement of the members of the Company’s Board of Directors indicated by Telpart Participações S.A. and elected by majority vote to complete the statutory term of office (i) José Mauro Mettrau Carneiro da Cunha, Brazilian, married, engineer, bearer of ID card 02.549.734 -8 IFP/RJ and enrolled in the individual roll of taxpayer’s under n. 299.637.297 -20, domiciled in the City and State of Rio de Janeiro, at Praia de Botafogo n. 300, 1101, as Chairman of the Board of Directors, and José Augusto da Gama Figueira, Brazilian, divorced, bearer of ID card M-8263413 SSP/MG and enrolled in the individual roll of taxpayer’s under n. 242.456.667 -49, domiciled in the City and State of Rio de Janeiro, at Praia de Botafogo n. 300, 1101, as his respective alternate; (ii) Luiz Eduardo Falco Pires Correa, Brazilian, married, bearer of ID card 6056736 SSP/SP and enrolled in the individual roll of taxpayer’s under n. 052.425.988 -75, domiciled in the City and State of Rio de Janeiro, at Rua Humberto de Campos, n. 425, 8th floor, as sitting member of the Board of Directors, and Pedro Jereissati, Brazilian, single, bearer of ID card 16.226.645 -5 SSP/SP and enrolled in the individual roll of taxpayer’s under n. 273.475.308 -14, domiciled in the City and State of São Paulo, at Av. Dr. Chucri Zaidan, n. 920, 16th floor, as his respective alternate; (iii) José Luís Magalhães Salazar, Brazilian, married, bearer of ID card 06045356-0 IFP/RJ and enrolled in the individual roll of taxpayer’s under n. 902.518.577 -00, domiciled in the City and State of Rio de Janeiro, at Rua Humberto de Campos, n. 425, 8th floor, as sitting member of the Board of Directors, and Otávio Marques de Azevedo, Brazilian, married, enrolled with the CREA/MG under n. 13.088 and enrolled in the individual roll of taxpayer’s under n. 129.364.566 -49, domiciled in the City and State of São Paulo, at Avenida Prof. Alceu Maynard, n. 443, ap. 781, as his respective alternate; and (iv) Júlio César Pinto, Brazilian, separated, bearer of ID card 24.027 -5 and enrolled in the individual roll of taxpayer’s under n. 205.088.327 -72, domiciled in the City and State of Rio de Janeiro, at Rua Humberto de Campos, n. 425, 8th floor, as sitting member of the Board of Directors, and Rubens Mário Marques de Freitas, Brazilian, married, bearer of ID card 8.574.211 SSP/SP and enrolled in the individual roll of taxpayer’s under n. 026.718.456 -50, domiciled in the City and State of São Paulo, at Rua Fidencio Ramos, n. 74, ap. 901, as his respective alternate.

This page is part of the minutes of the Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on April 3, 2008, at 10.00 a.m.

The shareholder Telpart Participações S.A. declared that the members elected for the Company’s Board of Directors have declared themselves apt to sign the instrument provided for by article 2 of CVM Instruction 367/02. The curriculum of the elected members of the Board of Directors shall be filed at the Company’s headquarters.

Furthermore, the Chairman acknowledged the receiving by the Company of the renouncements presented by the following members of Tele Norte’s Fiscal Council elected by the controlling shareholder, as well as their respective alternate members: José Arthur Escodro, Hiram Bandeira Pagano Filho, Bento do Amaral Peixoto Moreira Franco, José Eduardo Tavares de Andrade Lopes, Edmilson Gama da Silva and Marcos Rocha de Araújo.

Closure:

There being no further business to discuss, the Meeting was brought to a close and these minutes were drawn up, read, approved and signed by all attending shareholders, the Chairman and the Secretary. The shareholders authorized the publication of these Minutes without their signatures, pursuant to article 130, paragraph 2, of Law 6,404/76.

Belo Horizonte/MG, April 3, 2008.

This page is part of the minutes of the Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on April 3, 2008, at 10.00 a.m.

Adriano Salviato Salvi	Fabiana Paes Leme dos Reis
Chairman	Secretary

Attending Shareholders:

Telpart Participações S.A.
(by proxy Victor Gelli Cavalcanti)

EMERGING MARKETS GROWTH FUND INC
(by proxy Clóvis L. S. Purgato)

CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS
(by proxy Clóvis L. S. Purgato)

CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND
(by proxy Clóvis L. S. Purgato)

CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND
(by proxy Clóvis L. S. Purgato)

CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS
(by proxy Clóvis L. S. Purgato)

This page is part of the minutes of the Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on April 3, 2008, at 10.00 a.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.